SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-26277

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: January 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________
________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	WPCS International Incorporated
Former name if applicable
Address of principal executive office	One East Uwchlan Avenue, Suite 301
City, state and zip code	Exton, Pennsylvania 19341

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th
	|		calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before
	|		the fifth calendar day following the prescribed due date; and
☒	|	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is currently assessing the implications of accounting pronouncement EITF 00-19 which addresses the accounting treatment of outstanding warrants and related registration rights agreements. Based on evolving interpretations of the accounting pronouncement, the registrant is determining if a non-cash charge and a redistribution of shareholders' equity to temporary (mezzanine) equity and warrant liability is required as of and for the nine months ended January 31, 2006. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Heater	(610) 903-0400
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the registrant is reviewing the accounting treatment of outstanding warrants and related registration rights agreements under accounting pronouncement EITF 00-19. As the registrant has not completed its review of the accounting treatment and determined what changes, if any, are required to be made, no estimate can be made of any anticipated changes at this time.

WPCS International Incorporated
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 17, 2006	By:	/s/ Joseph Heater
Joseph Heater
Chief Financial Officer